Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

January 18, 2019

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2019
      Lincoln AssetEdge® VUL 2019-2

Dear Sir or Madam:

Today we are electronically filing on EDGAR an Initial Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is "Lincoln AssetEdge® VUL 2019" and "Lincoln AssetEdge® VUL 2019-2."

Pursuant to Securities Act Release No. 33-6510, we request selective review of this registration statement.  Selective review is appropriate inasmuch as this product is most similar to the Lincoln AssetEdge® VUL 2015 (File No. 333-200100; 811-08557) also issued by The Lincoln National Life Insurance Company.  Key differences between these two products and their prospectuses are:

•
we have adopted language simplifications and clarifications derived in the process of addressing staff comments during the registration of more recent products also issued by The Lincoln National Life Insurance Company;

•	this product offers updated Lincoln Accelerated Benefit Riders; and
•	certain rate changes are implemented for compliance with 2017 CSO mortality tables and Principles Based Reserving (PBR).

A courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer.

Please contact me at (860) 466-1222 with any questions or comments about this filing.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Assistant Vice President and Senior Counsel